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As filed with the Securities and Exchange Commission on July 16, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

NATIONAL BANK HOLDINGS CORPORATION
(Name of Subject Company (Issuer))

National Bank Holdings Corporation
(Names of filing Persons (Offeror and Issuer))

Class A Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

633707104
62875T108
62875T207
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Zsolt K. Besskó, Esq.
Chief Administrative Officer & General Counsel
National Bank Holdings Corporation
7800 East Orchard, Suite 300
Greenwood Village, Colorado 80111
(720) 529-3336
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
David E. Shapiro, Esq.
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$100,000,000*	$11,620**

*
Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $100,000,000 in aggregate of up to 5,102,040 shares of Class A Common Stock, par value $0.01 per share, at the minimum tender offer price of $19.60 per share.
**
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,620
Form or Registration No.:	Schedule TO-I
Filing Party:	National Bank Holdings Corporation
Date Filed:	July 6, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.
☒
Issuer tender offer subject to Rule 13e-4.
☐
Going-private transaction subject to Rule 13e-3.
☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 SCHEDULE TO

        This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the "Schedule TO") previously filed by National Bank Holdings Corporation ("NBHC" or the "Company") relating to the tender offer by the Company to purchase for cash up to $100.0 million of its Class A common stock, $0.01 par value per share (the "shares"), at a price per share of not less than $19.60 and not more than $22.50 in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B), which together constitute the "tender offer".

        This Amendment No. 1 is being filed to supplement the Schedule TO with amended Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(E) that contain corrections to certain typographical errors in such Exhibits originally filed with the Schedule TO. These amended Exhibits clarify that, as described in the Offer to Purchase, stockholders can indicate the price at which shares are being tendered in increments of $0.10. The amended Exhibits are filed as Exhibits to this Amendment No. 1. Except as specifically set forth herein, the information contained in the Schedule TO and the documents incorporated by reference therein remains unchanged.

Items 1 through 11 and 13.

        The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits in place of Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(E), respectively, previously filed with the Schedule TO.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2015

NATIONAL BANK HOLDINGS CORPORATION
By:	/s/ BRIAN F. LILLY Name: Brian F. Lilly Title: Chief Financial Officer

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 Exhibit Index

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

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SCHEDULE TO
  Item 12. Exhibits.
SIGNATURE
Exhibit Index
  Item 12. Exhibits.